Exhibit 23.1

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Newcastle Investment Corp. for the registration of common stock, preferred stock, depositary shares, debt securities and warrants and to the incorporation by reference therein of our reports dated March 15, 2006, with respect to the consolidated financial statements of Newcastle Investment Corp., Newcastle Investment Corp. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Newcastle Investment Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

February 20, 2007